Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows the ratio of earnings to fixed charges for the years ended December 31, 2004, 2005 and 2006, the period from January 1, 2007 to March 15, 2007, the period from March 16, 2007 to December 31, 2007 and the year ended December 31, 2008. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes and fixed charges) by fixed charges (interest cost, amortization of debt expense, and the portion of rental expenses deemed to be representative of the interest factor in those rentals.)
Computation of General Nutrition Centers, Inc. Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	Predecessor				Successor
					Period from
					March 16,
	Year Ended	Year Ended	Year Ended	Period ended	2007 to	Year Ended
	December 31,	December 31,	December 31,	March 15,	December 31,	December 31,
	2004	2005	2006	2007	2007	2008

Earnings (deficit) available for fixed charges:

Income (deficit) before income taxes	$67.7	$29.5	$59.6	$(62.0)	$31.6	$86.8

Interest Expense	35.5	41.6	43.7	8.5	78.2	84.2

Estimated interest component of net rental expense	36.7	36.8	38.0	8.1	31.4	41.2

Earnings available for fixed charges	$139.9	$107.9	$141.3	$(45.4)	$141.2	$212.2

Fixed Charges:

Interest Expense	$35.5	$41.6	$43.7	$8.5	$78.2	$84.2

Estimated interest component of net rental expense	36.7	36.8	38.0	8.1	31.4	41.2

Total fixed charges	$72.2	$78.4	$81.7	$16.6	$109.6	$125.4

Consolidated Ratio of Earnings to Fixed Charges	1.94	1.38	1.73	—	1.29	1.69
(1) Earnings were insufficient to cover fixed charges for the period ended March 15, 2007 by $61.9 million.